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                               August 4, 2023

       Shou Donghua
       Chief Financial Officer
       China Petroleum & Chemical Corporation
       22 Chaoyangmen North Street
       Chaoyang District, Beijing, 100728
       The People   s Republic of China

                                                        Re: China Petroleum &
Chemical Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15138

       Dear Shou Donghua:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99

   1.                                                   We note that your
disclosures pursuant to Item 16I(b) use terms such as    our,       our
                                                        company,    and    the
company.    It is unclear from the context of these disclosures whether these terms are meant
to encompass you and all of your consolidated foreign operating entities or whether in
some instances these terms refer solely to China Petroleum
                                                        & Chemical Corporation.
Please note that Item 16I(b) requires that you provide each
                                                        disclosure for yourself
and your consolidated foreign operating entities, including variable interest entities or
similar structures. To clarify this matter, please provide the information required by each
subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in
your supplemental response.
   2. We note your disclosure at page 99 that certain of your directors and supervisors are officials of the
Communist Party of China. While you include a cross-reference to your disclosure under Item
6A of the Form 20-F, we note that your disclosures under that Item appear to identify
members,    rather than    officials,    of the Communist Party of China.
 Shou Donghua
China Petroleum & Chemical Corporation
August 4, 2023
Page 2
         Please revise this section to name each official of the Chinese Communist Party who is a member of the board of directors of the registrant or the operating entity with respect to the registrant.
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm which members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance,
         please tell us how the board members    current or prior memberships
on, or affiliations
         with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783
with any questions.



FirstName LastNameShou Donghua                      Sincerely,
Comapany NameChina Petroleum & Chemical Corporation
                                                    Division of Corporation
Finance
August 4, 2023 Page 2                               Disclosure Review Program
FirstName LastName